Exhibit 99.2
Merx Aviation Finance, LLC and Subsidiaries
Consolidated Financial Statements

For the Year ended March 31, 2014
(unaudited)

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2014

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited, in thousands)

	Notes	March 31, 2014
Current assets
Cash and cash equivalent	4	$5,331
Interest receivable and other assets		6,488
Due from affiliates		70
		$11,889
Non-current assets
Aircraft held for lease, net of depreciation	6	$149,777
Investment securities	8	294,570
Interest in joint venture	7	18,375
		$462,722
Total assets		$474,611

Current liabilities
Interest payable		$1,104
Deferred revenue		434
Notes payable	9	11,629
Accrued expenses and other liabilities		1,466
		$14,633
Non-current liabilities
Lease deposit liability		$1,240
Accrued maintenance liability		2,652
Notes payable	9	324,756
		$328,648
Total liabilities		$343,281

Member’s equity		$131,330
Total liabilities and member’s equity		$474,611

The notes on pages 6 to 11 form an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited, in thousands)

	Notes	For the year ended March 31, 2014
Revenues
Lease rental revenue	11	$16,801
Investment income		15,032
Other income		1,200
Total revenues		$33,033

Expenses
Interest expense		$19,233
Depreciation and amortization expense	6	9,255
Management fee expense		272
Compensation and benefits		3,567
Selling, other general and administrative expenses		2,175
Total expenses		$34,502

Other income (losses)
Interest in losses in joint venture	7	$(2,073)
Gain on sale of aircraft	6	501
Net profit (loss) before taxes		$(3,041)
Income tax provision		(5)
Net profit (loss) after taxes		$(3,046)

The notes on pages 6 to 11 form an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY
(unaudited, in thousands)

Member’s equity
Balance at March 31, 2013	$29,615
Capital contributions	$107,120
Distribution to members	(2,359)
Net profit after taxes	(3,046)
Balance at March 31, 2014	$131,330

The notes on pages 6 to 11 form an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited, in thousands)

For the year ended March 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) after tax	$(3,046)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	9,255
Gain on sale of aircraft	(501)
Share in joint venture loss	2,073
Changes in operating assets and liabilities:
Interest receivable and other assets	(5,747)
Deferred revenue	434
Interest payable	(1,485)
Due from affiliates	(70)
Accrued expenses	(1,936)
Net cash provided (used) by operating activities	$(1,023)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of aircraft held for lease	$(147,794)
Proceeds from disposal of aircraft held for lease	630
Lease deposit received	1,240
Maintenance reserves receipts	2,651
Receipts from investment in securities and joint venture	(195,410)
Net cash used in investing activities	$(338,683)
CASH FLOWS FROM FINANCING ACTIVITIES:
Drawdown of notes payable	$245,708
Repayments of notes payable	(11,364)
Member’s capital contributions	107,120
Distribution to members	(2,359)
Net cash provided by financing activities	$339,105
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(601)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,932
CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,331

The notes on pages 6 to 11 form an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands except share and per share amounts)
Note 1. Organization
Merx Aviation Finance, LLC (and its subsidiaries, “Merx Aviation”, the “Company”, “we”, “us”, or “our”), a Delaware limited liability company, was formed under the name “Merx Aviation Finance Holdings II, LLC”. The Company was formed by Apollo Investment Corporation (“AIC”), a Maryland corporation. On March 31, 2014, AIC entered into an agreement whereby it exchanged its 100% member interest in Merx Aviation Finance Holdings, LLC (“Holdings, LLC”) for a 100% member interest in the Company. In connection with the exchange all debt (the “Revolver”, discussed in Note 9) and equity due to AIC held by Holdings, LLC was assumed by the Company, and in return the Company received equity in Holdings, LLC. The exchange was accounted for as a transaction under common control. The Company commenced operations March 31, 2014 and elected a fiscal year end of March 31. AIC was the sole member of the Company as of March 31, 2014. In addition to consolidating its subsidiaries incorporated in the United States, the Company also consolidated subsidiaries incorporated under the laws of Ireland. Company is principally engaged in acquiring and leasing commercial aircraft to airlines throughout the world. The Company’s executive offices and employees are based in New York City, New York.
Note 2. Significant Accounting Policies
Basis of Accounting and Principles of Consolidation - The consolidated financial statements presented are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates, and such differences could be material.
The consolidated financial statements include the accounts of Merx Aviation and all of its subsidiaries as well as those entities for which Merx Aviation is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. We use judgment when (a) evaluating whether an entity is subject to consolidation as a variable interest entity ("VIE"), (b) identifying the entity’s variable interest holders, (c) estimating the potential expected losses and residual returns that may inure to the variable interest holders, and (d) assessing whether Merx Aviation is the primary beneficiary. When evaluating whether Merx Aviation is the primary beneficiary, we consider (1) the entity’s purpose and design, and the risks that are intended to be passed on its variable interest holders, (2) whether Merx Aviation has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) whether Merx Aviation’s obligation to absorb losses of the entity or the right to receive benefits from the entity could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs. We do not reconsider whether we are a primary beneficiary solely because of operating losses incurred by an entity.
Risk and Uncertainties - In the normal course of business, Merx Aviation encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of the investments due to changes in interest rate spreads or other market factors, including the value of collateral underlying the investments. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.
Cash and Cash Equivalents - The Company considers highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents.
Aircraft Held for Lease and Depreciation - Aircraft held for lease are stated at cost and depreciated using the straight-line method, typically over a 25-year life from the date of manufacture. Estimated residual values are generally determined to be approximately 10% of the purchase price. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value or the useful life calculated pursuant to this policy does not appear to reflect current expectations of value.
In accounting for aircraft held for lease, we make estimates about the expected useful lives and the estimated residual values. In making these estimates, we rely upon industry experience with the same or similar aircraft types and our anticipated lessee's utilization of the aircraft.
When we acquire an aircraft with a lease, determining the fair value of the attached lease requires us to make assumptions regarding the current fair value of the lease for a specific aircraft. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is amortized into lease rental income over the remaining term of the lease.

Repair and Maintenance of Aircraft - Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for use are capitalized and depreciated over the remaining life of the aircraft.
Impairment of Aircraft - We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances or indicators indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include but are not limited to a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, the discontinuation of the production of an aircraft type or an issuance of a significant airworthiness directive. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. In the event that an aircraft does not meet the recoverability test, the aircraft will be adjusted to the current fair value, resulting in an impairment charge.
Management develops the assumptions used in the recoverability analysis based on current and future expectations of the global demand for a particular aircraft type and historical experience in the aircraft leasing market and aviation industry, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, residual values, economic conditions, technology, airline demand for a particular aircraft type and other factors. The recoverability of the value of these aircraft is more sensitive to changes in contractual cash flows, future cash flow estimates and residual values or scrap values for each aircraft. .
Investment Securities - Where the Company has the intent and ability to hold securities for the foreseeable future, we have classified them as held-for-investment. These investments are reported in the balance sheet at outstanding principal adjusted for any charge-offs, repayments, allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts.
Investment in Joint Venture - The Company recognizes investments in joint ventures using the equity method of accounting. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss.
Lease Rental Revenue - The Company leases aircraft principally pursuant to operating leases and recognizes rental income on a straight-line basis over the term of the lease. The difference between the rental income recorded and the cash received under the provisions of the lease is included in rental receivables. An allowance for doubtful accounts will be recognized for past-due rentals based on management's assessment of collectability.
All of the Company's lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance.
Investment Income - Interest income is recognized on an accrual basis. Discounts or premiums are accreted into interest income on an effective yield or “interest” method based upon a comparison of actual and expected cash flows, through the expected maturity date of the loan.
Management Fees - Management fees are accounted for on an accruals basis.
Interest Expense - Interest expense is recorded on an accrual basis.
Income Taxes - The Company and three of its subsidiaries are single member limited liability companies and were structured as disregarded entities for U.S. federal, state and local tax purposes. Accordingly no provision for income taxes is made for these Companies. One of the Company’s subsidiaries is structured as a taxable entity for U.S. federal, state and local tax purposes. Accordingly, the Company uses the liability method in accounting for deferred income taxes for this subsidiary. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the carrying value and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to be reversed. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount estimated to be recoverable. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.
The Company wholly owns subsidiaries which qualify as controlled foreign corporations for U.S. federal, state and local tax purposes. These entities are subject to tax at the rate of their jurisdiction of incorporation.
Recent Accounting Pronouncements - In May 2013, the FASB issued re-exposure draft “Leases” ( the Lease Re-ED”) which would replace the existing guidance in the Accounting Standards Codification(“ASC”) 840 (“ASC 840”), Leases. In March 2014 the FASB decided that the accounting for leases by lessors would basically remain unchanged from the concepts existing in current ASC 840 accounting. In addition, the FASB decided that a lessor should be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lease. This requirement aligns the notion of what constitutes a sale in the lessor accounting guidance with that in the forthcoming revenue recognition standard, which evaluates whether a sale has occurred from the customer’s perspective. We anticipate that the final standard may have an effective date no earlier than 2017. We believe that when and if the proposed guidance becomes effective, it will not have a material impact on the Company’s consolidated financial statements.
Note 3. Related Party Arrangements
The Company has an Administration Agreement (the “Administration Agreement”) with Apollo Investment Administration, LLC (the “Administrator” or “AIA”), under which the Administrator, subject to review by the Company and the Board of Directors of AIC, provides administrative services to the Company. AIA is an affiliated entity of Apollo Investment Management, L.P. which provides investment advisory services to AIC. The Administration Agreement provides that Merx Aviation will reimburse the Administrator for all costs and expenses incurred by Administrator in performing its obligations and providing personnel under the agreement. Additionally, Merx Aviation will bear all costs and expenses incurred by any person or entity, including the Administrator, in connection with the business operations of the Company, including, without limitation, payments based upon the allocable portion for the Company of the Administrator's overhead in performing its obligations. For the period March 31, 2014, the Company recognized $150 due to AIA for providing administrative services via an affiliate. Apollo Global Management (“AGM”) is an affiliate of both AIA, and AIC, and pays certain expenses on behalf of the Company and other affiliates. Accordingly, the Company periodically reimburses AGM for expenses paid on its behalf.
The Company through its subsidiaries has invested in fixed rate notes and junior profit participating notes issued by an affiliate, Merx Aviation GA Telesis 1 Limited (“Merx GAT”), of which the company holds 47.5% ownership interest through a joint venture with other parties. The Company’s share of Merx GAT net loss as well as assets and liabilities are disclosed in the consolidated financial statements and expanded upon in Note 7.
The following related party balances are included in the consolidated statement of financial position.

Due from affiliates	March 31, 2014
Expense reimbursements - Merx GAT	$70
Refer to Note 9 for details on the Revolving Loan with AIC.
Note 4. Cash and Cash Equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts.
Note 5. Unconsolidated Variable Interest Entities
The Company, through its subsidiaries, has investments in certain securitization vehicles; however the Company does not have the power to direct the activities that most significantly impact economic performance. As such, the Company is not considered to be the primary beneficiary, and therefore does not include these VIEs in consolidation. The securitized vehicles are in the business of owning and leasing aircrafts. At March 31, 2014 VIE’s total assets is $1,723,210 and total liabilities is $1,720,453l. The Company’s maximum exposure is limited to its investment, $294,570 at March 31, 2014.
Note 6. Aircraft Held for Lease
Aircraft held for lease are stated at cost and depreciated using the straight-line method. The balances are as follows:

March 31, 2014
Balance at beginning of period	$11,316
Acquisitions	147,794
Dispositions	(129)
Depreciation	(9,204)
Balance at end of period	$149,777

Note 7. Investment in Joint Venture
As detailed in Note 3, the Company, through its subsidiaries, has an investment in a joint venture, Merx GAT. The Company recorded the investment at cost and adjusted each period for the Company’s share of the investee’s income or loss. The investment was made in 2014. Summarized financial information of the joint venture is set out below:

March 31, 2014
Total assets	$60,482
Total liabilities	(64,848)
Total equity (loss)	$(4,366)
Note 8. Investment Securities
The Company, through its subsidiaries has investments in debt instruments issued by certain securitization vehicles (refer to Note 5) as summarized below:

As of March 31, 2014
	Stated Maturity	Outstanding Face Amount	Amortized Cost Basis
Unsecured securities, held for investment	January 2018	$98,505	$98,505
Unsecured securities, held for investment	July 2020	196,065	196,065
Total unsecured securities held for investment		$294,570	$294,570

The fair value of the investments approximates their amortized cost. The fair value has been estimated, using Level 3 inputs, by management in the absence of readily determinable market prices and recognizing the illiquid nature of the instruments. No impairment was recorded during the year ended March 31, 2014.
Note 9. Notes Payable
Interest on the Revolver is paid quarterly on December 20, March 20, June 20 and September 20 at an annual rate of 12.00%, commencing on March 31, 2014. As discussed in Note 1, on March 31, 2014 Merx Aviation Finance, Holdings LLC assigned its obligations under the Revolver to the Company. Some of the Company’s aircraft were partially financed with debt from third parties. As the notes are held by subsidiaries and are secured by a lien on the specific aircraft acquired, with no recourse against any other aircraft or asset owned by the Company or its subsidiaries, management has estimated that the fair value of each of the notes approximates their amortized cost. Management determines fair value based on level three inputs. A summary of the Revolver and notes outstanding as of March 31, 2014 is given below:

	As of March 31, 2014
	Issuance Date	Original Principal	Outstanding Borrowing	Amortized Cost	Interest Rate
Revolving Loan due October 2021	March-14	$282,334	$282,334	$282,334	12.00%
Note Payable due April 2015	September-13	15,000	12,902	12,856	5.79%
Note Payable due December 2018	August-13	10,000	9,400	9,325	6.72%
Note Payable due December 2018	August-13	11,000	10,337	10,255	6.73%
Note Payable due March 2024	March-14	22,000	22,000	21,615	4.17%
Total at March 31, 2014			$336,973	$336,385

Scheduled repayments of these notes over the next five years and thereafter are as follows:

Years ending March 31, 2014	Amount
2015	$11,629
2016	8,849
2017	4,265
2018	4,548
Thereafter	307,094
Total	$336,385

Note 10. Lease Deposit Liability
At March 31, 2014, cash security deposits in connection with lease agreements amounted to $1,240. Lease deposit liabilities are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee

Note 11. Rental Income
The minimum future rentals on non-cancelable operating leases of aircraft in our fleet as of March 31, 2014, are as follows:

Years ending March 31, 2014	Amount
2015	$15,238
2016	15,231
2017	15,230
2018	11,256
Thereafter	9,236
Total	$66,191
Geographic and credit risks
Lease rental revenue is derived mainly from leasing aircraft to various operators around the world. The net book value and percentage of total net book value of the Company’s aircraft held for lease, operating in each geographical region as of March 31, 2014 is as follows:

	March 31, 2014
	Net Book Value	%
Europe	$81,183	54.2%
North America	33,963	22.7%
Latin America	34,631	23.1%
Total	$149,777	100.0%
Revenues include rentals of flight equipment to non-U.S. domiciled airlines of approximately $665 for the year ended March 31, 2014. The distribution of lease rental income by location of each airlines principal place of business is presented below:

	March 31, 2014
	Lease Rental	%
Europe	$7,502	44.6%
North America	9,300	55.4%
Total	$16,802	100.0%
Note 12. Accrued Expenses and Other Liabilities
Accrued expenses were primarily related to operating expenses, legal fees, management fees, employee compensation expenses and professional services due to AIC.
Note 13. Income Taxes
Our aircraft-owning subsidiary is recognized as a corporation for U.S. tax purposes and is subject to U.S. federal, state, and local income taxes. Income taxes have been provided for based upon the tax laws and rates in the United States of America in which our operations are conducted and income is earned. Profit from continuing operations before income taxes for the year March 31, 2014 was $3,041.
Significant components of the Company’s deferred tax assets and liabilities at March 31, 2014 consisted of the following:

March 31, 2014
Domestic deferred tax:
Compensation and benefits	$249
Net operating loss	2,927
Other deductions	108
Total deferred tax assets	$3,284
Deferred tax liabilities:
Depreciation	(1,512)
Total deferred tax liabilities	$(1,512)
Valuation Allowance:
Valuation Allowance	(1,772)
Net deferred tax	$—

The Company had approximately $7,694 of net taxable operating loss (“NOL”) carry forwards available at March 31, 2014 to offset future taxable income subject to U.S. graduated tax rates. If not utilized, these carry forwards begin to expire in 2033. Deferred tax assets and liabilities are netted as they both fall within the U.S. tax jurisdiction. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.
The Company is subject to examination by taxing authorities in the U.S. for all periods since inception.
Note 14. Commitments and Contingencies
There were no commitments and contingencies as of March 31, 2014.
Note 15. Subsequent Events
The Company has evaluated subsequent events through June 29, 2014, the date these financials were authorized for issuance.